Daniel I. Goldberg +1 212 479 6722 dgoldberg@cooley.com

May 4, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Abpro Corporation
Registration Statement on Form S-1
Filed May 2, 2018
File No. 333-224241

Dear Assistant Director Reynolds:

On behalf of our client, Abpro Corporation. (the “Company”), we are submitting this letter in response to oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in a telephonic conference on May 3, 2018 (the “Comments”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 2, 2018. Concurrently with the submission of this response letter, the Company is filing amendment No. 2 to the registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the order of the Comments discussed in the telephonic conference, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

1.	Please tell us why you have not also made the pro forma adjustments for the $2.1 million of bonuses that are payable upon completion of this offering in your pro forma information presented on page 12 and in your Dilution calculations.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 12, 54, and 68-69 of the Registration Statement to make pro forma adjustments for the $2.1 million of bonuses that are payable upon completion of this offering.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000  f: (212) 479-6275  cooley.com

May 4, 2018

Page Two

2.	We note your response to prior comment #7. Your disclosure on page 78 that your contracts are cancellable at any time by you appears to be inaccurate based on the terms of the agreements that are disclosed by you on pages 109-115. Please revise or tell us why this disclosure is appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Registration Statement accordingly.

3.	Your Amended and Restated Certificate of Incorporation that will become effective upon the closing of this offering contains an exclusive jurisdiction provision in the Court of Chancery of the State of Delaware for derivative, fiduciary and state law matters as well as an exclusive jurisdiction provision in federal district courts of the United States for Securities Act of 1933, as amended, matters. Please disclose the federal exclusive jurisdiction provision on pages 60 and 165.

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on pages 60 and 165 of the Registration Statement as requested.

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Please contact me at (212) 479-6722 or my colleague, Marianne Sarrazin, at (415) 693-2157, with any questions or further comments regarding the Registration Statement or our response to the Staff’s Comment Letter.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc:	Ian Chan, Chief Executive Officer, Abpro Corporation
Marianne Sarrazin, Cooley LLP
Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000  f: (212) 479-6275  cooley.com